June 26, 2014

VIA EDGAR

Mr. Kevin Woody

Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             CoreSite Realty Corporation

Form 10-K for the fiscal year ended December 31, 2013

Filed February 14, 2014

File No. 1-34877

Dear Mr. Woody:

CoreSite Realty Corporation (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2014, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013, (the “2013 Form 10-K”).  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the year ended December 31, 2013

General

1.              In your future Exchange Act filings, please ensure that you comply with plain English requirements and limit the use of industry jargon.  If you elect to use an industry-specific term, please define it the first time it is used.  By way of example only, we note your references on page 5 to “data center solutions with six 9s of uptime (99.9999%),” and “non-modified SSAE16 SOCI Type 2 reports.”

Response:

The Company will review its future filings for compliance with plain English requirements and will limit the use of industry-specific jargon where possible. If industry-specific terms are used, the Company will endeavor to clearly define the terms.

Item 1. Business, page 4

2013 and Recent Developments, page 4

2.              We note that the interest rate on your $100 million senior unsecured term loan is determined by your Operating Partnership’s leverage ratio.  Please disclose the leverage ratio required and the current interest rate.

Response:

In future filings, the Company will disclose the Operating Partnership’s leverage ratio and resulting interest rate on the $100 million senior unsecured term loan. At March 31, 2014, the Operating Partnership’s leverage ratio was 15.6% and the current interest rate was LIBOR plus 175 basis points.

Our Portfolio, page 10

3.              We note your disclosure of operating statistics for your same store property portfolio on page 11.  In future Exchange Act periodic reports, please expand your analysis in the MD&A section to address any material period to period changes in same- store performance, including the relative impact of occupancy and rental rate changes, or advise.

Response:

In future filings, the Company will expand its MD&A section to include any material period to period changes in same store performance, including the relative impact of occupancy and rental rate changes.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

4.              We note your disclosure on page 47 discussing your leasing activity for new and expansion leases, in net rentable square feet.  In future Exchange Act periodic reports, please expand your disclosure to include the number of leases represented by this data. Further, in future Exchange Act periodic reports, please include disclosure of your leasing activity for renewed leases during the relevant periods.

Response:

In future filings, the Company will expand its disclosures to include the number of new and expansion leases and will disclose net rentable square feet and number of renewed leases during the relevant periods.

Conditions in Significant Markets, page 48

5.              We note your risk factor disclosure on page 19 that a significant percentage of your customer leases expire every year, and that a decrease in rental rates could have a material adverse effect on your business.  In future Exchange Act periodic reports, please expand this disclosure to discuss any trends regarding the relationship of market rents to your expiring rents. We note, by way of example, Mr. Ray’s statement regarding rental rate trends in the earnings call on February 13, 2014.

Response:

When the Company updates its risk factors in future filings, the Company will endeavor to include in the risk factors any material trends regarding the relationship of market rents to expiring rents that would be material to an investor’s understanding of the risks relating to our business.  In addition, in future filings, the Company will include additional disclosure in its MD&A regarding any known material trends in market rents to expiring rents.

Financial Statements

Consolidated Statements of Cash Flows, page 65

6.              We note your response to comment 3 in your letter to the Staff dated December 14, 2012 in which you indicated that you would improve transparency by separately disclosing acquisitions, tenant improvements and construction in progress within the investing section of your consolidated statements of cash flows.  Please tell us and disclose in future filings the portion of real estate improvements that relates to development and re-development activities versus those that relate to building and building improvements.

Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the section labeled Capital Expenditures on pages 11 and 12 of the 2013 Form 10-K. Within this section the Company discloses total expenditures of $232.7 million, and further discloses that approximately $195.5 million of these total expenditures relate to data center expansion, which the Staff refers to as development and redevelopment activities. In response to the Staff’s request for additional capital expenditure disclosure relating to the portion of expenditures not related to development or redevelopment activities, in future filings we will also include a table detailing the type and nature of all capital expenditures, and will provide commentary on any material change in the types of expenditures.

An example of our proposed future capital expenditure disclosure is as follows:

Capital Expenditures

The following table sets forth information regarding capital expenditures during the year ended December 31, 2013 (in thousands):

December 31, 2013
Data center expansion	$195,497
Non-recurring investments	25,519
Tenant improvements	6,292
Recurring capital expenditures	5,420
Total capital expenditures	$232,728

During the year ended December 31, 2013, we incurred approximately $232.7 million of capital expenditures, of which approximately $195.5 million related to data center expansion activities which include new data center construction, development projects adding capacity to existing data center and other revenue generating investments.

At our Santa Clara campus, we completed development of SV5, a built-to-suit project, which increased operating data center space by 101,721 NRSF and was 100% leased upon completion. We incurred approximately $20.0 million of capital expenditures on SV5 during the year ended December 31, 2013. Also, at the Santa Clara campus, we placed into service two computer rooms at SV4, which increased our pre-stabilized data center space by 31,497 NRSF during the year ended December 31, 2013, of which the capital expenditures were primarily incurred during the year ended December 31, 2012.

We incurred approximately $94.0 million of capital expenditures on NY2 during the year ended December 31, 2013, which included the initial acquisition of the land and vacant building, one computer room placed into service and two computer rooms under development as of December 31, 2013. We completed development of one computer room at NY2, which increased pre-stabilized data center space by 18,103 NRSF.

We also incurred $81.5 million of capital expenditures to add capacity in new computer rooms at BO1, CH1, LA2, VA2 and other properties during the year ended December 31, 2013.

During 2013, we incurred approximately $25.5 million in non-recurring investments of which $6.6 million is a result of internal IT system development, $5.8 million is a result of a lobby remodel project at our SV1 property and $3.5 million is a result of our corporate office leasehold improvements.

During 2013, we incurred approximately $6.3 million in tenant improvements of which $3.2 million relates to an office lease at our SV1 property.

During 2013, we incurred approximately $5.4 million of recurring capital expenditures for required equipment upgrades, which have a future economic benefit, within our operating portfolio.

Deferred Costs, page 68

7.              We note your disclosure regarding deferred leasing costs on page 68.  In future Exchange Act periodic reports, please revise your disclosure regarding your leasing activity to include a breakdown of your leasing costs, including any commissions and concessions, for new and renewed leases.

Response:

In future filings, the Company will revise its disclosure regarding leasing activity to include a breakdown of its leasing costs, including internal leasing commissions, external leasing commissions, external legal costs and concessions, if applicable, for new and renewed leases.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-405-8303. Thank you again for your time and consideration.

Respectfully submitted,

CORESITE REALTY CORPORATION

By:	/s/ Jeffrey S. Finnin
Name: Jeffrey S. Finnin
Title: Chief Financial Officer

cc:                                Derek McCandless (CoreSite Realty Corporation)